Power Gala Corp.

4515 12th Avenue

Brooklyn, New York 11219

August 7, 2013

VIA EDGAR

Mark P. Shuman, Branch Chief - Legal

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:

Power Gala Corp.

Registration Statement on Form S-1

Filed June 18, 2013

File No. 333-189401

Dear Mr. Shuman:

We are in receipt of your comment letter dated July 15, 2013 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	Please provide us with copies of all graphics, photographs, and related captions or other artwork including logos that you intend to use in the prospectus, if any.

RESPONSE:	The only logo or graphic that we intend to use in our prospectus is the one that is on the cover page of the preliminary prospectus. It is the following logo:

2.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE:

The only written communications that we provided to our investors was a copy of our Private Placement Memorandum. We will submit a copy to you. We have not prepared nor distributed any research reports that were published or distributed by any broker or dealer. Additionally, no broker or dealer is participating in this Offering. We have not engaged and do not intend to engage any broker or dealer to participate in this offering.

3.

Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.” In discussing this definition in the adopting release, the Commission stated that it would “scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419.” See Securities Act Release No. 33-6932 (April 28, 1992).

Your disclosure indicates that you are a development stage company with its principal business objective of planning events. However, your disclosure shows that you had no assets as of February 21, 2012, other than cash of $7,950, no revenues, no operations and no contracts regarding the company’s proposed business. Furthermore, you are not raising funds in this offering and have no specific plans to obtain financing. In addition, the costs of this offering are $36,504.64. It is uncertain from your disclosure whether the company will be able to implement a business plan based on the amount of its current cash position. Furthermore, the company lacks a specific plan of operations for the next twelve months.

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan. Please refer to Item 101(a)(2) of Regulation S-K.

RESPONSE:

We do not agree that Power Gala, Inc. should be classified as a blank check company pursuant to Section (a)(2) of Rule 419. We are a development stage company, however, we do have a specific business plan and purpose. We are not incorporated to engage in a merger or acquisition with an unidentified company. Our business is to consult with catering halls, party venues and individuals to assist them in organizing, coordinating and throwing a party. In fact, we are in discussions with our first client who we hope will engage us for his private affair in the Fall of 2013. Additionally, while we do not have any revenue, we are beginning to market our business and beginning to make networking contacts and develop relationships with party planners, event locations and event professionals. Through our marketing efforts, we expect to generate business and grow our network of clients and referrals.

Risk Factors, page 4

4.	Please revise to provide the risk related to the lack of management’s experience in running a public company.

RESPONSE:	On page 11, we have included a risk factor to address the lack of management’s experience in running a public company.

Our Independent Registered Public Accounting Firm …, page 4

5.	Please revise to quantify your net losses.

RESPONSE:	On page 4, we have specifically stated that our net losses since inception have totaled $27,195.

Plan of Operations, page 22

6.

Please revise your disclosure in this section, or in the “Our business plan within 12 months is outlined below” section on page 27, to provide details of your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, categories of expenditures and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding.

RESPONSE:

On page 22 and in the section titled: “Our business plan within 12 months is outlined below”, we have included details of our specific plan of operation, including that we plan to sign up our first contract by the end of August 2013. We also explain our specific marketing plan and the expected costs of marketing and advertising.

Notes to Financial Statements

(2) Going Concern, page F-7

7.

Please revise your disclosure regarding the filing of the Form S-1 as the filing is registering shares already outstanding and that the registrant is not receiving any proceeds as a result of the filing.

RESPONSE:

On page F-7, we have revised the disclosure to state that the filing of the Form S-1 is to register shares already sold under a private placement and the registrant will not receive any proceeds as a result of the filing.

Notes to Unaudited Consolidated Financial Statements, page F-14

Summary of Significant Accounting Policies, page F-14

8.	We note your disclosure that the company has elected a December 31 year end. Please tell us why interim financial statements have not been provided for the period ended March 31, 2013.

RESPONSE:

That is correct that our year end is December 31. We have provided interim financial statements as of April 30, 2013. We are working on finalizing the June 30, 2013 quarterly financials and they will be included in the next amendment, if necessary.

9.

We note your disclosure that in the opinion of management, the interim financial statements include all adjustments necessary to present fairly the company’s financial position as of February 28, 2013. Please tell us why management believes this disclosure is appropriate given the financial statements are as of and for the period ended April 30, 2013.

RESPONSE:	On page F-14, we have revised the date to correctly state that interim financial statements include all adjustments necessary to present fairly the company’s financial position as of April 30, 2013.

Critical Accounting Policies and Estimates, page 22

10.

We note that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1). Please revise this section to explain that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Please also revise the applicable risk factors accordingly.

RESPONSE:

On page 22, we have revised our disclosure to include the disclosure in the Critical

Accounting Policies and Estimates that we have elected to us the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) . On page 6 in the Risk Factors, we already had a risk factor addressing this issue.

Results of Operations, page 25

11.	Please revise the discussion in your amended filing to refer to the appropriate amounts and dates presented in your Condensed Statement of Operations.

RESPONSE:	On page 25, we have revised the discussion to refer to the appropriate amounts and dates as presented in the Condensed Statement of Operations.

Directors, Executive Officers, Promoters and Control Persons, page 27

12.	Please revise to provide the business experience for each of your officers during the past five years, giving specific dates held in each position or advise. Refer to Item 401(e) of Regulation S-K.

RESPONSE:	On page 27, we have revised the biographies of Mr. Shmuel Ulano and Mrs. Adeline Dyksztejn to provide the business experience during the past five years, giving specific dates held in each position.

13.

Please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Shmuel Ulano should serve as a director in light of your business and structure. Refer to Item 401(e) of Regulation S-K.

RESPONSE:	On page 27, we have briefly discussed the specific experience, qualifications, attributes and skills that will allow Mr. Shmuel Ulano to serve as a director of our business.

Item 15. Recent Sales of Unregistered Securities, page 32

14.	We note that you issued 7,750,000 shares of common stock to your founders. Please revise to provide the information required by Item 701(c) of Regulation S-K.

RESPONSE:	On page 32, we have revised our disclosure to provide that the 7,750,000 were issued to our founders as consideration for services rendered.

15.	Please include the sale of the company’s common stock in April 2013 as disclosed on page 13 of the prospectus.

RESPONSE:	On page 32, the disclosure of the sale of the company’s common stock in April 2013 is disclosed.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

Sincerely,

Power Gala Corp.

By:   /s/ Shmuel Ulano

Name: Shmuel Ulano

Title: Chief Executive Officer